UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 08, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Eur35 billion Global Covered Bond Programme - dated 08 April  2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 08, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick  Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 08, 2015
By: /s/ Patrick  Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

NOTICE TO COVERED BONDHOLDERS
BARCLAYS BANK PLC
1 Churchill Place
London E14 5HP
(the "Issuer")

(Incorporated with limited liability in England and Wales with registered number 1026167)

€35 billion Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by BARCLAYS COVERED BONDS LLP
(the "Programme")

NOTICE OF SERIES 2012-5 COVERED BOND SWAP NOVATION AND NEW LLP AGREEMENTS

to the holders of the outstanding Covered Bonds

1. DEFINITIONS

1.1 Capitalised terms used herein but not otherwise defined shall have the same meaning given to them in the master definitions schedule dated 18 December 2007 between, inter alios, the Issuer, Barclays Covered Bonds LLP (the "LLP") and the Citicorp Trustee Company Limited, as from time to time amended, varied, novated or supplemented (the "Master Definitions Schedule").

2. NOVATION OF SERIES 2012-5 COVERED BOND SWAP

2.1 With effect from 6 May 2015, Barclays Bank PLC and the LLP have entered into an ISDA Novation Agreement (the "Novation Agreement") with Wells Fargo Bank, N.A., London Branch ("Wells Fargo") pursuant to which the role of Covered Bond Swap Provider with respect to the Series 2012-5 U.S.$2,000,000,000 2.25 per cent. Covered Bonds due 2017 (the "Series 2012-5 Covered Bonds") has been novated from Barclays Bank PLC to Wells Fargo (the "Series 2012-5 Covered Bond Swap Novation").

2.2 In consequence of the Series 2012-5 Covered Bond Swap Novation, with effect 6 May 2015 the LLP has entered into a new covered bond swap agreement in respect of the Series 2012-5 Covered Bonds (the "Series 2012-5 Covered Bond Swap Agreement") with Wells Fargo as Covered Bond Swap Provider.

3. SWAP COLLATERAL CASH ACCOUNT BANK AGREEMENT

3.1 Previously, no swap collateral cash accounts had been opened in the name of the LLP and consequently, there were no specific accounts into which a Covered Bond Swap Provider was able to post collateral should it be required to do so under the terms of any Covered Bond Swap Agreement.

3.2 With effect from 6 May 2015, the LLP has entered into a new swap collateral cash account bank agreement (the "Swap Collateral Cash Account Bank Agreement") with Wells Fargo as the swap collateral cash account bank pursuant to which the LLP will open two swap collateral cash accounts to hold any cash swap collateral posted by a Covered Bond Swap Provider pursuant to the relevant Covered Bond Swap Agreement.

4. CUSTODY AGREEMENT

4.1 Previously, no custody accounts had been opened in the name of the LLP and consequently, there was no account into which a Covered Bond Swap Provider was able to post collateral in the form of securities pursuant to the relevant Covered Bond Swap Agreement.

4.2 With effect from 6 May 2015, the LLP has entered into a new custody agreement (the "Custody Agreement") with The Bank of New York Mellon, London Branch as securities custodian (the "Securities Custodian") pursuant to which the LLP may open custody accounts to hold any swap collateral posted in the form of securities by any Covered Bond Swap Provider.

5. STANDBY ACCOUNT BANK AGREEMENT

5.1 Pursuant to the terms of the existing Account Bank Agreement, in the event that the Account Bank ceases to be a Qualified Institution, the Account Bank is required either to transfer the LLP Accounts to a suitably qualified replacement entity within 30 days or obtain an unconditional and unlimited guarantee of its obligations from a suitably rated institution.

5.2 With effect from 6 May 2015, the LLP has entered into a new standby account bank agreement (the "Standby Account Bank Agreement"), pursuant to which Wells Fargo has been appointed standby account bank (the "Standby Account Bank") to the LLP and three new standby accounts (the "Standby LLP Accounts") have been opened in the name of the LLP with the Standby Account Bank.

5.3 Pursuant to the terms of the Standby Account Agreement, upon the existing Account Bank ceasing to be a Qualified Institution (or otherwise being required to be replaced pursuant to the terms of the Account Bank Agreement), the Standby Account Bank will become the Account Bank, the Standby Account Bank Agreement will become the Account Bank Agreement and the Standby LLP Accounts will become the LLP Accounts for all purposes under the Programme and a separate notice will be provided to Covered Bondholders at such time.

6. AGREEMENTS AVAILABLE FOR INSPECTION

6.1 Copies of the Novation Agreement, the Series 2012-5 Covered Bond Swap Agreement, the Swap Collateral Cash Account Bank Agreement, the Custody Agreement and the Standby Account Bank Agreement will be available for inspection at the specified office of the Issuer set out at paragraph 7 below with effect from 6 May 2015 and at the specified office of the Paying Agent, currently located at Citigroup Centre, Canada Square, London, E14 5LB, United Kingdom.

7. FURTHER INFORMATION

For further information regarding the matters set out in this notice, please contact:

Barclays Treasury
1 Churchill Place
London E14 5HP

This notice does not constitute or form part of any offer to sell or the solicitation of an offer to subscribe for or otherwise acquire any securities.

Dated: 8 May 2015